
Stock Fund (closed to new investors)

OBJECTIVES

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

STRATEGY

The Fund invests primarily in a broadly diversified portfolio of common stocks. In selecting investments, the Fund invests in companies that, in Dodge & Cox's opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company's management are weighed against valuation in selecting individual securities.

FUND FACTS

Fund Inception Date	January 4, 1965
Total Net Assets (as of 12/31/2007)	$63.3 billion
Expense Ratio (2007)	0.52%
Portfolio Turnover Rate (2007)	27%
Ticker Symbol	DODGX
CUSIP	256219106
Minimum Initial Investment*	$2,500
Minimum Initial IRA Investment*	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

* The Dodge & Cox Stock Fund is closed to new investors.


Stock Fund (closed to new investors)

STANDARDIZED RETURNS

as of December 31, 2007 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Stock Fund	0.14%	9.09%	15.41%	11.43%	14.18%
S&P 500 Index	5.51%	8.62%	12.82%	5.91%	11.81%

FUND CHARACTERISTICS

as of December 31, 2007, unless otherwise noted (updated quarterly)

GENERAL INFORMATION

Net Asset Value Per Share	$138.26
Total Net Assets (billions)	$63.3
Expense Ratio (2007)	0.52%
Portfolio Turnover Rate (2007)	27%
30-Day SEC Yield[(a)]	1.33%
Fund Inception	1965

ASSET ALLOCATION


Stocks
98.7%
Cash
Equivalents
1.3%

PORTFOLIO CHARACTERISTICS	FUND	S&P 500
Number of Stocks	85	500

SECTOR DIVERSIFICATON (%)	FUND	S&P 500
Consumer Discretionary	21.6	8.5

Median Market Capitalization (billions)	$26	$13
Weighted Average Market Cap. (billions)	$78	$109
Price-to-Earnings Ratio[b]	12.9x	16.3x
Foreign Stocks (%)[c]	19.2%	0.0%

TEN LARGEST HOLDINGS (%)[d]	FUND
Hewlett-Packard Co.	4.4
Comcast Corp.	4.0
Wal-Mart Stores, Inc.	3.4
Wachovia Corp.	3.3
Sanofi-Aventis *(France)*	3.1
Sony Corp. *(Japan)*	3.0
News Corp.	3.0
Motorola, Inc.	3.0
Matsushita Electric Industrial Co., Ltd. *(Japan)*	2.9
Chevron Corp.	2.8

Health Care	20.8	12.0
Information Technology	16.2	16.7
Financials	14.4	17.7
Energy	10.0	12.9
Industrials	6.1	11.5
Consumer Staples	4.4	10.2
Materials	3.8	3.3
Telecommunication Services	1.4	3.6
Utilities	0.0	3.6

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c) Foreign stocks are U.S. dollar-denominated.
(d) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Standard & Poor's 500 (S&P 500) is a broad-based unmanaged measure of common stocks. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund's most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.



Stock Fund (closed to new investors)

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

- The stock market goes down.
- The market continues to undervalue the stocks in the Fund's portfolio.
- Dodge & Cox's opinion about the intrinsic worth of a company or security is incorrect.

There are further risk factors described elsewhere in the prospectus and in the SAI.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Stock Fund. The bar chart shows changes in the Fund's returns from year to year over the past 10 calendar years.

The Fund's past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

DODGE & COX STOCK FUND
Annual Total Returns 1998-2007 (%)

During the period shown in the bar chart, the highest quarterly return was 16.64% (quarter ended June 30, 1999) and the lowest quarterly return was −15.84% (quarter ended September 30, 2002).



5.39
20.20
16.30
9.33
-10.52
32.35
19.16
9.36
18.54
0.14
98
99
00
01
02
03
04
05
06
07

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund's most recent performance can be found in Performance & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.


International Stock Fund

OBJECTIVES

The Fund seeks long-term growth of principal and income.

STRATEGY

The Fund invests primarily in a diversified portfolio of equity securities issued by non-U.S. companies from at least three different foreign countries, including emerging markets. The Fund focuses on countries whose economic and political systems appear more stable and are believed to provide some protection to foreign shareholders. The Fund invests primarily in medium-to-large well established companies based on standards of the applicable market.

In selecting investments, the Fund invests primarily in companies that, in Dodge & Cox's opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. The Fund also focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company's management are weighed against valuation in selecting individual securities.

FUND FACTS

Fund Inception Date	May 1, 2001
Total Net Assets (as of 12/31/2007)	$53.5 billion
Expense Ratio (2007)	0.65%
Portfolio Turnover Rate (2007)	16%
Ticker Symbol	DODFX
CUSIP	256206103
Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000

Minimum Subsequent Investment	$100
Distributions	Dividends and capital gains, if any, are distributed in December.


International Stock Fund

STANDARDIZED RETURNS

as of December 31, 2007 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
International Stock Fund	11.71%	18.63%	27.00%	NA†	NA†
MSCI EAFE Index	11.18%	16.84%	21.59%	NA†	NA†

FUND CHARACTERISTICS

as of December 31, 2007, unless otherwise noted (updated quarterly)

GENERAL INFORMATION

Net Asset Value Per Share	$46.02
Total Net Assets (billions)	$53.5
Expense Ratio (2007)	0.65%
Portfolio Turnover Rate (2007)	16%
30-Day SEC Yield[(a)]	1.62%
Fund Inception	2001

ASSET ALLOCATION


Stocks
96.7%
Cash
Equivalents
3.3%

PORTFOLIO CHARACTERISTICS	FUND	MSCI EAFE
Number of Stocks	97	1,211

REGION DIVERSIFICATON (%)	FUND	MSCI EAFE
Europe (excluding U.K.)	39.0	47.7

Median Market Capitalization (billions)	$17	$6
Weighted Average Market Cap. (billions)	$68	$64
Price-to-Earnings Ratio[b]	12.5x	12.9x
Countries Represented	25	21
Emerging Markets	15.5%	0.0%

Japan	20.5	19.9
United Kingdom	13.7	22.2
Pacific (excluding Japan)	6.4	10.2
Latin America	6.2	0.0
United States	6.1	0.0
Africa	2.9	0.0
Canada	1.0	0.0
Middle East	0.9	0.0

TEN LARGEST HOLDINGS (%)[c]	FUND
Novartis AG *(Switzerland)*	2.9
Sanofi-Aventis *(France)*	2.8
Matsushita Electric Industrial Co. Ltd. *(Japan)*	2.6
HSBC Holdings PLC *(United Kingdom)*	2.5
Bayer AG *(Germany)*	2.3
GlaxoSmithKline PLC *(United Kingdom)*	2.3
Mitsubishi UFJ Financial Group *(Japan)*	2.3
Lafarge SA *(France)*	2.3
Royal Dutch Shell PLC *(United Kingdom)*	2.1
Hitachi, Ltd. *(Japan)*	2.1

SECTOR DIVERSIFICATON (%)	FUND	MSCI EAFE
Financials	24.7	26.9
Consumer Discretionary	14.0	10.8
Information Technology	11.5	5.5
Materials	11.2	9.9
Industrials	9.5	12.1
Health Care	8.7	6.3
Energy	8.5	7.9
Consumer Staples	4.8	8.5
Telecommunicaton Services	3.4	6.2
Utilities	0.4	5.9

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) Price-to-earnings (P/E) ratios are calculated using 12-month forward earnings estimates.
(c) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable on these distributions. The Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE) is a widely recognized benchmark of the world's stock markets, excluding the United States. Index returns include dividends and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund's most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

†The International Stock Fund's inception date was May 1, 2001. The annualized total return since the Fund's inception through December 31, 2007 (6.67 years) was 15.86%. The MSCI EAFE's total return was 10.12% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund's inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund's returns prior to June 30, 2003 would have been lower.


International Stock Fund

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

- The stock markets in the countries in which the Fund invests go down.
- Markets continue to undervalue the stocks in the Fund's portfolio.
- Dodge & Cox's opinion about the intrinsic worth of a company or security is incorrect.

Since the Fund invests primarily in securities of foreign companies, there is a greater risk that the Fund's share price will fluctuate more than if the Fund invested in U.S. issuers. Prices of foreign securities may go down (as well as your investment) for any of the following additional reasons:

- Unfavorable foreign government actions, political, economic or market instability or the absence of accurate information about foreign companies.
- A decline in the value of foreign currencies relative to the U.S. dollar will reduce the unhedged value of securities denominated in those currencies.
- Foreign securities are sometimes less liquid, more volatile and harder to value than securities of U.S. issuers.
- Lack of uniform accounting, auditing, and financial reporting standards, with less governmental regulation and oversight than U.S. companies.

There are further risk factors described elsewhere in the prospectus and in the SAI.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox International Stock Fund. The bar chart only shows the Fund's returns for the fiscal years 2002 through 2006, since the Fund did not begin operations as a registered investment company until April 30, 2001.

The Fund's past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

DODGE & COX INTERNATIONAL STOCK FUND

Annual Total Returns 2002-2007 (%)


49.42
32.46
28.00
16.74
11.71
-13.11
02
03
04
05
06
07

During the period shown in the bar chart, the highest quarterly return was 22.64% (quarter ended June 30, 2003) and the lowest quarterly return was −27.77% (quarter ended September 30, 2002).

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund's most recent performance can be found in Performance & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.


Balanced Fund (closed to new investors)

OBJECTIVES

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

STRATEGY

The Fund invests in a diversified portfolio of common stocks, preferred stocks and fixed-income securities.

Stocks — The Fund invests in companies that, in Dodge & Cox's opinion, appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth. Under normal circumstances the Fund will hold no more than 75% of its total assets in stocks. The Fund focuses on the underlying financial condition and prospects of individual companies, including future earnings, cash flow and dividends. Various other factors, including financial strength, economic condition, competitive advantage, quality of the business franchise and the reputation, experience and competence of a company's management are weighed against valuation in selecting individual securities.

Fixed Income Securities — The Fund primarily invests in a diversified portfolio of primarily investment-grade fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others. To a lesser extent, the Fund may also invest in below investment-grade fixed income securities.

FUND FACTS

Fund Inception Date	June 26, 1931
Total Net Assets (as of 12/31/2007)	$26.9 billion
Expense Ratio (2007)	0.53%
Portfolio Turnover Rate (2007)	27%
Ticker Symbol	DODBX

CUSIP	256201104
Minimum Initial Investment*	$2,500
Minimum Initial IRA Investment*	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.

* The Dodge & Cox Balanced Fund is closed to new investors.



Balanced Fund (closed to new investors)

STANDARDIZED RETURNS
as of December 31, 2007 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Balanced Fund	1.74%	7.28%	11.72%	9.85%	12.18%
Combined Index[(a)]	6.22%	7.07%	9.50%	6.26%	10.33%

FUND CHARACTERISTICS
as of December 31, 2007, unless otherwise noted (updated quarterly)

GENERAL INFORMATION

Net Asset Value Per Share	$81.00
Total Net Assets (billions)	$26.9
30-Day SEC Yield[(b)]	2.83%
Expense Ratio (2007)	0.53%
Portfolio Turnover Rate (2007)	27%
Fund Inception	1931

ASSET ALLOCATION


Stocks 65.9%
Cash Equivalents 1.1%
Fixed Income Securities 33.0%

STOCK PORTFOLIO (65.9% OF FUND)

STOCK CHARACTERISTICS	FUND
Number of Stocks	85
Median Market Capitalization (billions)	$26
Price-to-Earnings Ratio(c)	12.9x
Foreign Stocks (%)(d)	12.7%

FIVE LARGEST SECTORS (%)	FUND
Consumer Discretionary	14.4
Health Care	13.6
Information Technology	10.9
Financials	9.7
Energy	6.6

TEN LARGEST STOCKS (%)(e)	FUND
Hewlett-Packard Co.	3.0
Comcast Corp.	2.7
Wal-Mart Stores, Inc.	2.2
Wachovia Corp.	2.2
Sony Corp. *(Japan)*	1.9
Sanofi-Aventis *(France)*	1.9
Matsushita Electric Industrial Co., Ltd. *(Japan)*	1.9
News Corp.	1.9
Motorola, Inc.	1.9
Chevron Corp.	1.8

FIXED INCOME PORTFOLIO (33.0% OF FUND)

FIXED INCOME CHARACTERISTICS	FUND
Number of Fixed Income Securities	332
Effective Maturity	6.7 Years
Effective Duration	4.0 Years

CREDIT QUALITY (%)(f)	FUND
U.S. Government and Government Related	18.4
Aaa	1.5
Aa	2.8
A	2.0
Baa	4.4
Ba	2.0
B	1.1
Caa	0.8
Average Quality	Aa3

SECTOR DIVERSIFICATION (%)	FUND
U.S. Treasury & Government Related	2.2
Mortgage-Related Securities	16.2
Asset-Backed Securities	0.8
Corporate	13.8

FIVE LARGEST CORPORATE FIXED INCOME ISSUERS (%)(e)	FUND
GMAC, LLC	1.4
Ford Motor Credit Co.	0.9
Wachovia Corp.	0.8
HCA, Inc.	0.8
Time Warner, Inc.	0.8

(a) The Combined Index reflects an unmanaged portfolio of 60% of the Standard & Poor's 500 Index, which is a widely recognized, unmanaged index of common stock prices, and 40% of the Lehman Brothers Aggregate Bond (LBAG) Index, which is a widely recognized unmanaged index of U.S. dollar-denominated investment-grade fixed income securities. The Fund may, however, invest up to 75% of its total assets in stocks.
(b) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(c) Price-to-earnings (P/E) ratio is calculated using 12-month forward earnings estimates.
(d) Foreign stocks are U.S. dollar-denominated.
(e) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

(f) Credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating. In calculating average quality, the investment manager assigns ratings to U.S. Government and Government Related securities that are higher than the ratings assigned to securities rated Aaa. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund's most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.


Balanced Fund (closed to new investors)

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

Equity Securities

- The stock market goes down.
- The market continues to undervalue the stocks in the Fund's portfolio.
- Dodge & Cox's opinion about the intrinsic worth of a company or security is incorrect.

Fixed Income Securities

- Fixed income securities' prices decline due to rising interest rates.
- A price declines due to a deterioration in the issuer's financial condition, or the issuer fails to repay interest and/or principal in a timely manner.
- Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a potential loss on any premium to face value paid and to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and volatility of a mortgage-related security.
- Dodge & Cox's opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.
- Certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the U.S. Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the U.S. government would provide support, and the Fund's performance could be adversely impacted.
- The return of principal for the fixed income holdings is not guaranteed. Fund shares are subject to the same interest rate, inflation and credit risks associated with the underlying holdings.

There are further risk factors described elsewhere in the prospectus and in the SAI.

The Fund's balance between stocks and fixed income securities could limit its potential for capital appreciation relative to an all-stock fund.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Balanced Fund. The bar chart shows changes in the Fund's returns from year to year over the past 10 calendar years.

The Fund's past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

DODGE & COX BALANCED FUND

Annual Total Returns 1998-2007 (%)



6.70
12.06
15.13
10.06
-2.94
24.44
13.31
6.59
13.84
1.74
98
99
00
01
02
03
04
05
06
07

During the period shown in the bar chart, the highest quarterly return was 12.32% (quarter ended June 30, 2003) and the lowest quarterly return was –8.94% (quarter ended September 30, 2002).

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund's most recent performance can be found in Performance & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.


Income Fund

OBJECTIVES

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

STRATEGY

The Fund invests primarily in a diversified portfolio of high-quality bonds and other fixed income securities, including U.S. government obligations, mortgage and asset-backed securities, corporate bonds, collateralized mortgage obligations and others rated A or better by either Standard & Poor's Ratings Group, Moody's Investors Service®, Fitch Ratings, or equivalently rated by any other nationally recognized statistical rating organization (NRSRO). To a lesser extent, the Fund may also invest in fixed income securities rated Baa or lower by Moody's or BBB or lower by S&P or equivalently rated by any NRSRO.

The proportions held in the various fixed income securities will be revised in light of Dodge & Cox's appraisal of the economy, the relative yields of securities in the various market sectors, the investment prospects for issuers and other factors. In selecting securities, Dodge & Cox considers many factors, including yield-to-maturity, quality, liquidity, call risk, current yield and capital appreciation potential.

FUND FACTS

Fund Inception Date	January 3, 1989
Total Net Assets (as of 12/31/2007)	$15.9 billion
Expense Ratio (2007)	0.44%
Portfolio Turnover Rate (2007)	27%
Ticker Symbol	DODIX
CUSIP	256210105

Minimum Initial Investment	$2,500
Minimum Initial IRA Investment	$1,000
Minimum Subsequent Investment	$100
Distributions	Dividends are distributed in March, June, September and December; capital gains, if any, are distributed in December and March.



Income Fund

STANDARDIZED RETURNS

as of December 31, 2007 (updated quarterly)

	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Income Fund	4.68%	3.98%	4.31%	6.00%	NA†
LBAG Index	6.96%	4.56%	4.42%	5.97%	NA†

FUND CHARACTERISTICS

as of December 31, 2007, unless otherwise noted (updated quarterly)

GENERAL INFORMATION

Net Asset Value Per Share	$12.51
Total Net Assets (billions)	$15.9
30-Day SEC Yield[(a)]	5.53%
Expense Ratio (2007)	0.44%
Portfolio Turnover Rate (2007)	27%
Fund Inception	1989

ASSET ALLOCATION


Fixed Income Securities 95.7%
Cash Equivalents 4.3%

PORTFOLIO CHARACTERISTICS	FUND	LBAG
Number of Fixed Income Securities	471	9193

SECTOR DIVERSIFICATION (%)	FUND	LBAG
U.S. Treasury & Government Related	11.7	32.0

Effective Maturity (years)	6.2	7.1
Effective Duration (years)	3.8	4.4

FIVE LARGEST CORPORATE ISSUERS (%)[c]	FUND
GMAC, LLC	2.8
Ford Motor Credit Co.	2.7
Time Warner, Inc.	2.2
HCA, Inc.	2.2
Comcast Corp.	1.6

Mortgage-Related Securities	47.4	38.6
Asset-Backed Securities/CMBS[b]	2.0	6.5
Corporate	34.6	19.6
Non-Corporate Yankee	0.0	3.3
Cash Equivalents	4.3	0.0

CREDIT QUALITY (%)[d]	FUND	LBAG
U.S. Government and Government Related	59.0	70.6
Aaa	2.3	8.6
Aa	6.9	5.3
A	5.6	8.2
Baa	11.9	7.3
Ba	4.7	0.0
B	3.2	0.0
Caa	2.1	0.0
Cash Equivalents	4.3	0.0
Average Quality	Aa2	Aa1

MATURITY DIVERSIFICATION (%)	FUND	LBAG
0-1 Years to Maturity	10.3	0.0
1-5	48.9	45.8
5-10	29.4	42.7
10-15	1.5	3.0
15-20	1.0	2.3
20-25	6.7	2.6
25 and Over	2.2	3.6

(a) SEC yield is an annualization of the Fund's total net investment income per share for the 30-day period ended on the last day of the month.
(b) CMBS refers to commercial mortgage-backed securities, which are a component of the LBAG but not currently held by the Fund.
(c) The Fund's portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d) The Fund's credit quality ratings are from Moody's Investor Services. If no Moody's rating is available, the Standard & Poor's rating is reported. If unrated, the investment manager determines a comparable rating. The LBAG's credit quality ratings are from Lehman Brothers and reference Moody's, Standard & Poor's and Fitch ratings. The LBAG's methodology for calculating average credit quality differs from that used by the Fund. Applying the LBAG methodology, the Fund's average credit quality would be Aa3. The credit quality of the investments in the portfolio does not apply to the stability or safety of the Fund or its shares.

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. The Lehman Brothers Aggregate Bond Index is an unmanaged index of investment-grade fixed income securities. Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund's most recent performance can be found in Performances & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

† The Income Fund's inception date was January 3, 1989. The annualized total return since the Fund's inception through December 31, 2007 (19.00 years) was 7.75%. The Lehman Brothers Aggregate Bond Index's (LBAG) total return was 7.55% over the same period.


Income Fund

You could lose money on your investment in the Fund, or the Fund could underperform other investments, for any of the following reasons:

- Fixed income securities' prices decline due to rising interest rates.
- A price declines due to a deterioration in the issuer's financial condition, or the issuer fails to repay interest and/or principal in a timely manner.
- Early repayment of principal (e.g., prepayment of principal due to sale of the underlying property, refinancing or foreclosure) of mortgage-related securities (or other callable securities) exposes the Fund to a potential loss on any premium to face value paid and to a lower rate of return upon reinvestment of principal. In addition, changes in the rate of prepayment also affect the price and volatility of a mortgage-related security.
- Dodge & Cox's opinion about the creditworthiness of a company or intrinsic worth of a security is incorrect.
- Certain U.S. government sponsored enterprises (GSEs) (such as the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac)) may be chartered or sponsored by Acts of Congress; however, their securities are neither issued nor guaranteed by the U.S. Treasury. In the event that these GSEs cannot meet their obligations, there can be no assurance that the U.S. government would provide support, and the Fund's performance could be adversely impacted.

There are further risk factors described elsewhere in the prospectus and in the SAI.

The following bar chart is intended to help you understand the risks of investing in the Dodge & Cox Income Fund. The bar chart shows changes in the Fund's returns from year to year over the past 10 calendar years.

The Fund's past performance does not necessarily indicate how the Fund will perform in the future. Average annual total returns can be viewed on the Performance & Prices page of this web site.

DODGE & COX INCOME FUND

Annual Total Returns 1998-2007 (%)


8.08
-0.81
10.70
10.32
10.75
5.97
3.64
1.98
5.30
4.68
98
99
00
01
02
03
04
05
06
07

During the period shown in the bar chart, the highest quarterly return was 4.24% (quarter ended September 30, 2001) and the lowest quarterly return was −2.07% (quarter ended June 30, 2004).

The Fund's total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Fund's most recent performance can be found in Performance & Prices. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.